SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release:
5 May 2004

SkyePharma PLC (the "Company")
Notification of Interest of Directors

On 5th May 2004 the following Directors were allocated ordinary shares in the Company under the SkyePharma PLC Deferred Share Bonus Plan (the "Plan") approved by shareholders at the Company's Annual General Meeting held on 6th June 2001:-

Michael Ashton                 58,487
Donald Nicholson              43,324

Under the rules of the Plan the Executive Directors have invested 100% of their bonus (after the deduction of tax) relating to the year 2003 in ordinary shares of the Company (the "Executive Shares") at a price per share of 59.92 pence (the three day average prior to 5th May 2004).

In addition, the Plan provides for the Company to allocate one Matching Share, subject to certain conditions, for every Executive Share that would have been purchased if the gross bonus had been invested in shares. The conditions are that each Plan Member retains his or her Executive Shares for three years and that he or she has continuously remained an employee of the Company for those three years. In respect of the following Executive Directors the number of Matching Shares to which those Executive Directors are conditionally entitled is:

Michael Ashton                 99,132
Donald Nicholson              73,431

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 05, 2004